EXHIBIT 12.2

JPMORGAN CHASE & CO.

Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividend Requirements

Year Ended December 31, (in millions, except ratios)	2004

Excluding Interest on Deposits
Income before income taxes	$6,194

Fixed charges:
Interest expense	8,800
One-third of rents, net of income from subleases (a)	343

Total fixed charges	9,143

Add: Equity in undistributed loss of affiliates	44

Earnings before taxes and fixed charges, excluding capitalized interest	$15,381

Fixed charges, as above	$9,143
Preferred stock dividends (pre-tax)	72

Fixed charges including preferred stock dividends	$9,215

Ratio of earnings to fixed charges and preferred stock dividend requirements	1.67

Including Interest on Deposits
Fixed charges including preferred stock dividends, as above	$9,215
Add: Interest on deposits	5,034

Total fixed charges including preferred stock dividends and interest on deposits	$14,249

Earnings before taxes and fixed charges, excluding capitalized interest, as above	$15,381
Add: Interest on deposits	5,034

Total earnings before taxes, fixed charges and interest on deposits	$20,415

Ratio of earnings to fixed charges and preferred stock dividend requirements	1.43

(a)	The proportion deemed representative of the interest factor.